Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 13, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 149

Nuveen Argus Modern Innovators Portfolio, 3Q 2016

File Nos. 333-211762 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated July 1, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 149, filed on June 1, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Argus Modern Innovators, 3Q 2016 (the “Trust”). Please note that the name of the Trust has changed from “Nuveen Argus Modern Innovators, 3Q 2016” to “Nuveen Argus Modern Innovators Portfolio, 3Q 2016.”

Prospectus

Selection of Portfolio Securities (pp. 2-3)

1. Please disclose whether a company must be listed on an exchange for it to pass the initial comprehensive screen. If so, please disclose the exchange(s).

Response: The disclosure has been revised as requested.

2. If there are specific “well-known studies” that the Sponsor and Argus review when screening for innovative companies, please disclose. Consider also disclosing whether the study or analyst must have identified a company “innovative” within a certain period of time before the initial date of deposit in order for the Sponsor and Argus to consider it.

Response: The disclosure has been revised as requested.

Argus Investor’s Counsel, Inc. (p. 3)

3. Please consider briefly explaining what uncovered small-cap companies, research outsourcing programs for sovereign wealth funds and the Global Research Analyst Settlement are.

Response: The sentence in the portfolio consultant’s biography as been deleted.

Principal Risks (pp. 3-5)

4. We are unable to locate the risks associated with investing in mid-cap stocks and REITs. Please advise or revise.

Response: The disclosure has been revised as requested.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren